UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2022

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre,

San Pedro Garza García, Nuevo León 66265, México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

1.	Press release dated February 11, 2022, announcing fourth quarter 2021 results for CEMEX Holdings Philippines, Inc. an indirect subsidiary of CEMEX, S.A.B. de C.V. (NYSE: CX) (“CEMEX”).

2.	Fourth quarter 2021 results for CEMEX Holdings Philippines, Inc., an indirect subsidiary of CEMEX.

3.	Presentation regarding fourth quarter 2021 results for results for CEMEX Holdings Philippines, Inc., an indirect subsidiary of CEMEX.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date: February 11, 2022	By:	/s/ Rafael Garza Lozano
Name: Rafael Garza Lozano
Title: Chief Comptroller

EXHIBIT INDEX

EXHIBIT
NO.	DESCRIPTION

1.	Press release dated February 11, 2022, announcing fourth quarter 2021 results for CEMEX Holdings Philippines, Inc. an indirect subsidiary of CEMEX, S.A.B. de C.V. (NYSE: CX) (“CEMEX”).

2.	Fourth quarter 2021 results for CEMEX Holdings Philippines, Inc., an indirect subsidiary of CEMEX.

3.	Presentation regarding fourth quarter 2021 results for results for CEMEX Holdings Philippines, Inc., an indirect subsidiary of CEMEX.

4